QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

DATE AND SUBJECT OF REPORT

The  following  Management  Discussion  &  Analysis  (“MD&A”)  is  intended  to  assist  in  the understanding  of  the  trends  and  significant  changes  in  the  financial  condition  and  results  of  the operations  of  QMI  Seismic  Inc.  (“QMI”  or  the  “Company”)  for  three  and  nine  months  ended

September  30,  2010.  The  MD&A  should  be  read  in  conjunction  with  the  unaudited  interim consolidated  financial  statements  for  the  three  and  nine  months  ended  September  30,  2010  and the audited financial statements for the most recent  year ended December 31, 2009. This MD&A is dated November 28, 2010.

FORWARD LOOKING STATEMENTS

The  information  set  forth  in  this  MD&A  contains  statements  concerning  future  results,  future performance,  intentions,  objectives,  plans  and  expectations  that  are,  or  may  be  deemed  to  be,

forward-looking  statements.  These  statements  concerning  possible  or  assumed  future  results  of operations  of  the  Company  are  preceded  by,  followed  by  or  include  the  words  ‘believes,’

‘expects,’   ‘anticipates,’   ‘estimates,’   ‘intends,’   ‘plans,’   ‘forecasts,’   or   similar   expressions.

Forward-looking  statements  are  not  guarantees  of  future  performance.  These  forward-looking statements  are  based  on  current  expectations  that  involve  numerous  risks  and  uncertainties,

including, but not limited to, those identified in the Risks and Uncertainties section.

Assumptions  relating  to  the  foregoing  involve  judgments  with  respect  to,  among  other  things,

future  economic,  competitive  and  market  conditions  and  future  business  decisions,  all  of  which are  difficult  or  impossible  to  predict  accurately  and  many  of  which  underlying  the  forward-

looking  statements  are  reasonable,  any  of  the  assumptions  could  prove  inaccurate.  These  factors should  be  considered  carefully,  and  readers  should  not  place  undue  reliance  on  forward-looking statements.  QMI  Seismic  Inc.  has  no  intention  and  undertakes  no  obligation  to  update  or  revise

any   forward-looking   statements,   whether   written   or   oral   that   may   be   made   by   or   on   the

Company's behalf.

COMPANY OVERVIEW & OVERALL PERFORMANCE

QMI  was  incorporated  on  October  16,  2009  under  the  Business  Corporation  Act  of  British

Columbia   as   a   wholly   owned   subsidiary   of   Arris   Resources   Inc.   (“Arris”),   which   has

subsequently  changed  its  name  to  RTN  Stealth  Software  Inc.  (“RTN”).  On  November  2,  2009

the  Company  entered  into  the  Plan  of  Arrangement  (the  “Arrangement  Agreement”)  with  RTN to  proceed  with  a  corporate  restructuring  by  the  way  of  statutory  plan  whereby  the  Company would  spin-out  from  RTN  and  become  a  reporting  issuer  and  acquiring  an  asset  from  RTN.

Under  the  Arrangement  Agreement,  RTN  would  transfer  its  interest  in  an  exclusive  distribution agreement  of  seismic  sensors  in  India  (the  “License”)  in  exchange  for  17,583,372  common

shares  of  the  Company.   On  the  effective  date  of  the  Arrangement  Agreement  (January 5,  2010),

each  shareholder  of  RTN  of  record,  as  of  the  close  of  business  on  November  5,  2009,  received

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

their  pro-rata  share  of  the  17,583,372  common  shares  of  the  Company issued  for  the  acquisition of the License.

At the completion of the Arrangement Agreement, the common shares of the Company started to trade on the Canadian National Stock Exchange (“CNSX”) on April 29, 2010.

The Company has completed two private placements in May and July, 2010 to issue 3,000,000 security units (“Unit) at $0.05 per Unit, for proceeds totaling $150,000. Each Unit consists of a common share and a common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase, for a period of two years, an additional common share at an exercise price of $0.07 per share.

Effective July 31, 2010, the Company acquired 100% interest of QMI Technologies Inc.

(“Qtech”) from an un-related entity, QMI Manufacturing Inc. (“Qmanu). Under the terms of the acquisition of Qtech (the “Acquisition”), the Company acquired all of the issued and outstanding common shares of Qtech in exchange for 20,400,001 common shares in the equity of the

Company.  Qtech is a leading developer, manufacturer, and supplier of advanced commercial,

industrial and residential electronic safety systems that detect the presence of gas leaks, water leaks, and seismic vibrations that signal controls to shut off gas valves, water valves, and power input.

After the Acquisition, commencing August 1, 2010, the Company has been in the business of development, manufacturing, and distribution of electronic safety systems. The Company is still in its early stage of operation, continues to accept purchase orders from existing customers (of

Qtech), and intends to establish new business relationship.

On August 24, 2010, the Company announced its intention to raise up to $500,000 in a private placement of up to 2,500,000 common share at a price of $0.2 per common share (“August

Private Placement”). As at September 30, 2010, the Company has received $46,200 subscription of common shares.

Subsequent to the end of current period, September 30, 2010, the Company had the following significant progress:

a) On November 15, 2010, Mr. Lucky Janda has joined the board of directors (the “Board”) of the Company and become the Chairman of the Board. Mr. Janda, a local businessman with over

20 years of experience in public companies and real estate development, has served in numerous board positions with public companies both as a director and senior officer. Management believes the Company will benefit from Mr. Janda’s  in-depth knowledge of the financial markets and strong ties to the corporate world.

b) On November 18, 2010, the Company entered into a consulting agreement with Cronos

Management Consultants Inc. (“Cronos”). The Company agreed to engage Cronos for one year to manage public company corporate affairs and assist in attracting investment and finding

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

strategic financial partners. The Company has agreed to grant Cronos incentive stock options

(the “Option”) for the purchase of 2,100,000 common share of the Company at $0.2/share. The

Options will expire five years from November 19, 2010, the grant date.

c) Due to the over subscription, the Company closed the August Private Placement (discussed in above) on November 26, 2010 and issued 3,025,000 Company’s common shares at $0.2 per share for gross proceeds totaling $605,000. All securities issued are subject to a holding period that expires four months and a day from the closing date. The Company will pay finder’s fee to arm’s length parties totaling $60,500 (10% of the gross proceeds of the private placement). The company will use the proceeds for general working capital.

Growth Strategy

As  a  result  of  the  acquisition  of  QMI  Technologies  Inc.  by  the  Company,  QMI  Seismic  Inc.  has

become   a  technology  manufacturer,  in   addition  to  being  a  marketing  company.   It’s  major

objective  will  be  to  make  and  promote  applications  resulting  from  its  patented  and  trademarked

technology,   in   particular,   it   will   spearhead   a   device,   which   offers   solutions   capable   of

substantially  reducing  annual  property  damage  due  to  ruptures,  leaks  and  plumbing  appliance failures.

Annually, property owners are faced with substantial economic and personal loss associated with the  failure  of  washing  machine  hoses,  water  heaters,  water  pipes  and  associated  fittings.  The

Company’s  aim  is  to  manufacture  and  market  its  solution,  Water  Guardian™,  a  leak  detection and  water  shutoff  device.  Water  Guardian  is  designed  to  shut  off  water  flow  to  a  building  or  an area of a building, when the wireless sensors detect a leak.

Water  Guardian  is  an  out-of-sight  shut  off  valve,  built  into  the  plumbing  system  of  a  structure.

The shut off valve is powered by a battery and back up battery,  which have a life of 5  years. The electric motor, which activates the valve, includes a wireless receiver that intercepts radio signals from the electronic sensors, when they detect a leak. The valves come in various sizes and can be installed to shut off water supplied to an in-suite-laundry or bathroom or to a whole structure.

In  the  US,  water  damage  claims  dealt  with  by the  insurance  industry  amount  to  approximately 7

Billion  dollars  annually.  In  addition  to  the  physical  damage,  leaking  water  promotes  the  growth of  mold  between  walls  and  under  floors.  Mold  spores  are  responsible  for  serious  repertory ailments  among  young  and  older  population  groups  alike.  In  addition  to  insurance  claims  and health concerns, this product addresses the potential of water wasting and water shortages.

Other  patented  and  trademark  technology  acquired  in  the  acquisition  of  QMI  Technologies,

which  the  Company intends  to  manufacture  and  promote  include:  Gas  Guardian™,  RF  Quake™

and Watch Dog™.

Gas  guardian  works  much  the  same  as  Water  Guardian,  but  focuses  on  gas  leaks,  which  can  be responsible  for  fires  and  explosions.  Gas  Guardian  uses  two  types  of  wireless  sensors  to  activate

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

the  shut  off  valve.  One  sensor  detects  gas  leaks  in  the  atmosphere  and  the  other  detects  seismic vibrations, which have the potential to shear gas lines.

RF  Quake  is  the  Company’s  second  product,  which  acts  on  the  principal  of  detecting  seismic vibrations. This device is especially designed for the elevator industry. When seismic tremors are sensed,  a  signal  is  sent  to  a  wireless  control  panel,  which  is  independent  of  the  building’s electrical  system,  being  powered  by a  battery pack  having a  life  of  5  years.  This  brain  takes  over the  elevator  and  auxiliary  power  systems,  moves  the  elevator  to  the  next  level  and  opens  the doors, so that nobody gets trapped in elevators, should an earthquake follow the tremors.

Watch Dog is an  early warning system for consumers. Wireless seismic sensors are  attached  to a structure’s  exterior  or  load  bearing  walls.  The  warning  device  is  plugged  into  an  ordinary electrical  outlet  in  the  living  or  bedroom  area  of  the  home.  When  a  seismic  tremor  is  sensed,  a high pitched siren and strobe light are activated.

Outlook

The Company intends to  penetrate the 7 billion dollars a  year water damage insurance claims (1)

via  two  fronts.  First,  it  will  make  its  Water  Guardian  product  available  to  large  plumbing wholesale  supply  houses.  In  addition,  it  will  seek  a  recommendation  from  insurance  companies in  their  policy  holder  information  and  if  possible,  in  the  policy  itself.  Currently  there  is  a  large potential  for  annual  sales  through  distributers,  who  market  the  devices  to  plumbing  supply houses.

In  addition,  Water  Guardian  will  be  offered  to  municipal  emergency  services  such  as  fire departments.  A  number  of  standalone  fire  halls  have  already  installed  the  devices.  Tentative negotiations have begun with a State and a Provincial authority, which if successful could lead to

further  expansion  at  the  municipal  level.   A  market  for  Gas  Guardian  will  also  be  developed

through public  authorities. Some counties in California now mandate that  all new installations of gas in residential dwellings be equipped with a seismic shut-off valve.

The  Company,  through  its  100%  owned  subsidiary  has  a  contract  with  an  international  elevator parts  supply  and  installation  company,  from  whom  in  the  month  of  October  a  $183,000  US$

purchase order was received.

The  Company  is  now  working  on  an  in  house  strategy,  to  penetrate  big  box  retailers  with  its

Watch  Dog  product.  To  date  the  company  has  received  a  show  of  interest  from  distributers  who service establishments such as WalMart and Home Depot.

(1)  Intact  Insurance supports  the  installation  of  water  sensors. The  company provides  clients with  a  credit  of  5-10%  depending  on  the  number  of  water  sensors  installed,  and  the  water experience in their area.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

Market Strengths

Vertical Integration

Because  the  Company  is  now  vertically  integrated  with  the  source  of  its  product,  it  will  be  in  a much  stronger  and  superior  position,  vis-à-vis  the  market  in  terms  of  reliability  and  ability  to supply.

Product Quality

This  new  vertical  integration  between  the  marketing  and  manufacturing  operations  will  enable the company to exercise a much tighter quality control over the product it ships.

Market Potential

Water Guardian™

The  US  domestic  market  is  extremely  large,  with  over  128  million  existing  residences  of  which single-family  homes  account  for  86.2  million  (US  Census  2007  estimates).Since  the  last  Census

(2001)  new  housing  starts  have  ranged  from  a  high  of  2.2  million  in  2003  to  .375  million  in

2009, with a forecast of .4 million in 2010. Currently the Company markets Water Guardian™ to the  existing  housing  market  indirectly  through  plumbing  supply  wholesalers.  Plans  are  under way  to  start  to  promote  the  product  directly  to  consumers  through  restoration  service  providers,

property  management  professionals,  the  security/home  automation  sector  and  others  who  either service  the  homeowner  impacted  by  water  loss  incident  or  who  can  offer  Water  Guardian  at  a point of sale with an existing product line such as water heaters.

US  Fire  Administration  (USFA)  a  division  of  FEMA  estimated  that  there  were  30,170  Fire

Departments and 52,400 fire stations in the United States in 2008.

Gas Guardian™

In  the  last  US  Census  11.5  million  Americans  occupied  units  in  California;  6.546  million  of

those  unit  owner  occupied;  5.29  million  of  those  units  were  single  detached  units.   0.5  Million

units  were  duplexes  or  attached  town-homes.  There  were  90,000  new  single-family  housing starts  in  California  in  2008  and  66,000  in  2009.  If  the  trend  continues  for  counties  to  mandate obligatory seismic gas shut off valves, the market potential is significant.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

RF Quake™

California  is  the  dominant  area  of  seismic  activity  in  the  US.  State  authorities  have  mandated thousands of regulations around the construction, inspection and maintenance of elevators. There are a number of seismic requirements.

Subchapter 6. Elevator Safety Orders

Group 3. New Elevator Installations, Article 37. Seismic Requirements For Elevators

§3137. Seismic Requirements For Elevators

Elevators  shall  comply  with  the  seismic  requirements  for  elevators  in  Part  XXIV  of  ASME

A17.1-1996, except for Rule 2409.1b(1), which is hereby incorporated by reference.

(a)  Earthquake  protective  devices  shall  be  designed,  arranged,  and  maintained  to  ensure  that  if any component  fails,  the  elevator  will  go  into  the  earthquake-sensed  mode  and  be  removed  from service in the same manner as though an  earthquake were occurring, and that the elevator  will so remain  until  the  faulty component  has  been  repaired  and  the  system  is  again  arranged  to  work  as intended.

(b)  For  hospital  buildings,  the  earthquake  sensing  device  shall  activate  upon  excitation  in  a horizontal or vertical direction of not more than 0.5 g.

(c)  Earthquake  protection  devices  shall  be  arranged  to  be  checked  once  a  year  for  satisfactory operation and shall be calibrated at intervals recommended by the manufacturer.

Watch Dog™

In the last US Census 11.5 million Americans occupied units in California. These consumers offer a huge potential to the Company’s early warning system, Watch Dog. This device can be purchased and installed by anyone, without even the need for a screw driver. Its piercing scream and blue strobe light offer day and night protection from earthquakes at a very modest cost.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

SELECTED QUARTERLY INFORMATION

The  following table  summarized  the  results  of  operations  for  the  four  most  recent  quarters  of  the

Company since its incorporation (October 16, 2009).

2010

2010

2010

2009

June 30 to

April 1 to

January 1 to

October 16  to

September 30,

June 30, 2010

March 31,

December 31,

2010

2010

2009

$

$

$

$

Total Assets

2,887,796

65,863

101,030

1

Revenue

4,909

-

-

-

Cost of goods sold

19,455

-

-

-

Gross profit (loss)

(14,546)

-

-

-

Interest income

-

-

-

-

Expenses

169,549

15,291

22,911

4,000

Net income (loss)

(171,048)

(15,291)

(22,911)

(4,000)

Earnings (loss) per

share, basic & diluted

(0.01)

(0.00)

(0.00)

(0.00)

RESULTS OF OPERATIONS

Effective August 1, 2010, following the Acquisition, the Company started  to commence business of  development,  manufacturing,  and  distribution  of  electronic  safety  systems  and  started  to  earn revenue.  The  results  of  operations  of  Qtech  during  August  1  to  September  30,  2010  have  been

included   to   the   Company   operating   results   for   the   three   months   and   nine   months   ended

September 30, 2010. Analysis of the results of operations is as follows:

For the nine months ended September 30, 2010

The Company was incorporated on October 16, 2009. As such, there is no comparison of current period’s results with the same period in last year.

Loss for the current period is $209,330 which is a combined result of $4,909 gross revenue,

$19,455 cost of goods sold, $207,831 operating expense, and $1,499 foreign exchange loss.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

The Company is still in an early stage of business after the Acquisition. The revenue earned

($4,909) during the period is still limited. The Company will continue to accept purchase orders from existing customers (of Qtech), intends to establish new business relationship, and develop the business following the growth strategy discussed in the “growth strategy” section.

Main components of the $207,831 operating expenses are $51,802 consulting fees, $33,630 salaries and wages, and $30,126 filing and transfer agent fees.  The consulting fees and salaries and wages were mainly used to support the operation while the trust and filing fees were mainly used to apply and maintain the Company’s listing status.

Cash; inventory; properties, plant, and equipment (“PP&E”); intangible assets; and goodwill increased from the most recent  year ended  at December 31, 2009 by $23,842, $120,312, 173,133,

and $2,349,988, $73,920 respectively. The increases of assets are mainly the result of the

Acquisition discussed in the “overall performance” section.

Accounts payable and accrued liabilities, long-term loan, Amount due to related parties has increased from the last year end (December 31, 2009) by $57,145, $200,000, and $1,376,399

respectively. The increases of liabilities are mainly the result of the Acquisition discussed in the

“overall performance” section.

For the three months ended September 30, 2010

Loss for the quarter is $171,048 (2010 Q2 – $15,291) which is combined result of $4,909 gross revenue (2010Q2 - $nil), $19,455 cost of goods sold (2010Q2 - $nil), $169,549 operating expense (2010Q2 - $15,291), and $1,499 foreign exchange loss (2010Q2 - $nil). The increases of revenue and expenses are mainly a result of the completion of the Acquisition during the current quarter.

Main components of the $169,549 operating expenses are $47,352 consulting fees, $33,630 salaries and wages, and $3,428 filing and transfer agent fees.  The consulting fees and salaries and wages were mainly used to support the operation while the trust and filing fees were mainly used to apply and maintain the Company’s listing status.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

LIQUIDITY & CAPITAL RESOURCES

At  September  30,  2010,  the  Company  had  a  working  capital  deficiency  of  $26,299  (June  30,

2010: positive working capital $56,821). Decrease in working capital is mainly a result of paying

off   expenditures   incurred   in   the   current   quarter   to   support   the   operation   of   the   operating

subsidiary.

As  discussed  in  the  overall  performance  section,  the  Company  closed  a  private  placement  for gross  proceeds  of  $605,000  (on  November  26,  2010)  subsequent  to  the  end  of  current  quarter.

The  Company  will  use  this  amount  to  finance  its  operation  and  to  eliminate  its  working  capital deficiency.

During  the  current  quarter,  the  Company  did  not  generate  cash  from  investing  activities.  The

Company  generated  $155,602  from  financing  activities.  This  is  a  combined  result  of  receiving

$50,000  from  its  July private  placement  and  $46,200  for  the  share  subscription  received  from  its

August Private Placement, and $59,402 net cash inflow from related parties.

The Company had no material commitments for capital expenditures as of September 30, 2010.

The Company has a history of financing its operation and reaching its long range objectives through debt or equity financing in the past.  However, the impacts of uncertainty in the current global capital market provide no guarantees that the Company can do so in the future.

OFF BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company does not have other proposed transactions that may have material impacts to the

Company.

TRANSACTIONS WITH RELATED PARTIES

a)  Amount  due  from  related  party:  As  at  September  30,  2010  the  Company  had  a  $124,973

balance  due  from  Qmanu  (2009-$nil),  the  former  parent  of  the  acquired  subsidiary  Qtech.

Qmanu   is   related   to   the   Company   by   a   common   director,   Mr.   Raymond   Wood.   The

receivable is un-secured, non-interest bearing, and this receivable have no fixed payment term.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

b)  Amount  due  to  related  party  (current):    As  at  September  30,  2010  the  Company  had  a

$200,000  balance  due  to  Grand  Peak  Capital  Corp.  (2009  -  $  nil),  which  is  related  to  the

Company  by  a  common  director,  Navchand  Jagpal.    This  payable  is  un-secured  and  non-

interest bearing and has been fully repaid subsequently in October, 2010.

c)  Amount  due  to  related  party  (non-current):  As  at  September  30,  2010  the  Company  owed

Mr.  Raymond  Wood,  a  director  of  the  Company,  an  amount  $1,376,399  (2009  -  $nil).  This

balance   was   mainly   a   result   of   the   Acquisition   where   the   Company   assumed   Qtech’s

$1,377,024  payable  to  Mr.  Raymond  Wood.   This payable  is  un-secured,  non-interest  bearing

and has no fixed payment term

d)  The  Arrangement  Agreement  (discussed  in  the  “overall  performance”  section)  envisioned the  transfer  of  the  License  from  RTN  (the  former  parent  of  the  Company)  to  the  Company,

and the immediate distribution of a controlling interest in the common shares of the Company to  the  shareholders  of  RTN.  The  shareholders  of  RTN  at  the  time  of  the  transfer  continued  to

collectively   own   the   License.     Consequently,   there   was   no   substantive   change   in   the

beneficial  ownership  of  the  License  at  the  time  that  the  License  was  vended  to  the  Company.

As  such  the  transfer  of  the  License  was  recorded,  in  accordance  with  the  Canadian  generally accepted  accounting  principles,  at  the  carrying  values  of  the  License  in  the  accounts  of  RTN

($1).

OUTSTANDING SHARE DATA

As  of  the  date  of  this  MD&A,  the  Company  has  40,983,373  shares,  3,000,000  share  purchase warrants (“Warrant”), and 2,100,000 stock options issued and outstanding. The outstanding stock

options   were   granted   to   a   consultant   on   November   19,   2010   (discussed   in   the   “overall

performance”   section).   Each   stock   option   enables   the   holder   to   purchase   the   Company’s

common  share  at  $0.2  per  share  for  a  period  of  five  years  commencing  November  19,  2010.

Each  Warrant  is  convertible  to  a  common  share  of  the  Company  at  $0.07  per  share  in  2  years after issuance. Details of the Warrants are as follows:

Number of warrants outstanding

Expiry date

Exercise price

2,000,000

April 5, 2010

$0.07

1,000,000

July 7, 2012

$0.07

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company’s significant accounting policies and critical accounting estimates are outlined in the Note 2 to the Audited Financial Statements for the first year ended December 31, 2009

(available on internet at www.sedar.com).  New accounting policies that have been adopted after

December 31, 2009 are as follows:

Business  combinations,  Section  1582;  consolidated  financial  statements,  section  1601;  non-

controlling interests, section 1602

Section   1582   replaces   the   former   Business   Combinations,   Section   1581,   and   establishes

standards  for  the  accounting  for  a  business  combination.   It  provides  the  Canadian  equivalent  to

International Financial Reporting Standard IFRS 3, “Business Combinations”.

Section   1601,   together   with   new   Section   1602,   replace   the   former   Consolidated   Financial

Statements,   Section   1600,   establish   standards   for   the   preparation   of   consolidated   financial

statements.

Section 1582, 1601, 1602 apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January

1, 2011.  Earlier adoption is permitted. If an entity elects to early adopt section 1582, the entity is also required to early adopt Section 1602 and 1603.

The  Company  elected  to  early  adopt  sections  1582,  1601,  and  1602,  commencing  January  1,

2010, the beginning of this fiscal year.

CONVERSION TO IFRS

In   February  2008,   the   Canadian   Accounting   Standards   Board   announced   that   2011   is   the

changeover  date  for  publicly  accountable  profit-oriented  enterprises  to  use   IFRS,  replacing

Canadian GAAP for interim and annual financial  statements relating to fiscal  years beginning on or  after  January  1,  2011.  The  Company  will  commence  reporting  in  IFRS  in  the  first  quarter  of the  2011  fiscal  year,  with  comparative  figures.  The  Company has  adopted  a  four  phase  approach to ensure successful conversion to IFRS, including:

Phase 1 - diagnostic impact assessment:  This phase is essentially completed.

Phase 2 - design and planning:  to identify specific changes required to existing accounting policies, information system, and business processes. This phase is essentially completed.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

Phase 3 – solution development:  to develop the Company’s accounting policies among alternatives allowed under IFRS and the draft of IFRS financial statements. This phase is in the progress

Phase 4 – implementation:  to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policies changes and training programs across the Company’s finance and other staff, as needed.

This phase is in the progress.

The Company has completed the diagnostic impact assessment. While Canadian GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement,

and disclosure in the financial statements. Based on a high-level scoping assessment, the following financial statement areas are expected to be impacted:

(i) Property, Plant, and Equipment ("PP&E")

Under International Accounting Standard ("IAS") 16, Property, each part of an item of PP&E with a cost that is significant in relation to the total cost of the item shall be depreciated separately. In order to meet this requirement, componentization is generally required. The

Company may not currently track the separate components of a piece of PP&E to the same level as may be required under IFRS. Componentization would be required only to the extent that different depreciation methods or rates are appropriate and those components are material. In addition, major inspections or overhaul costs are identified and accounted for as a separate component under IFRS if that component is used for more than one period. As at September 30,

2010, the Company did not have significant plant and equipment which will require componentization.

(ii) Income Taxes

Under IFRS, a deferred tax asset is recognized to the extent it is "probable" that taxable profit will be available against which the deductible temporary differences can be utilized. Under

Canadian GAAP, future tax assets are recognized if it is more likely than not that such an asset will be realized. The term "probable" is not defined in IAS 12. However, entities have often used a definition of "more likely than not" similar to Canadian GAAP. However, IAS 12 does not preclude a higher threshold. Accordingly, the Company believes a difference will not result as long as the Company uses more likely than not as its definition of probable.

(iii) Impairment of Assets

Under IAS 36, the Company shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of Canadian GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

The recoverable amount is equal to the higher of (a) the fair value less cost to sell and (b) its value in use. It is not necessary to determine both if one indicates that an impairment does not exist. The value in use is based on a discounted cash flow model. This approach is different than

Canadian GAAP.

Under IFRS, to the extent possible, individual assets should be tested for impairment. However,

if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the cash generating unit ("CGU") to which the asset belongs. The definition of a CGU is different from the Canadian GAAP definition of an "asset group".

Under IAS 36, the Company would be required to reconsider whether there is any indication that an impairment loss recognized, if any, in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. This is different than Canadian GAAP where write ups are not permitted. As such, it is expected that there will be more fluctuation of income and loss in the future due to the potential write up and write down of assets.

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The  Company’s  financial  instruments  consist  of  cash,  receivable,  amount  due  to  and  due  from related  parties,  accounts  payable  and  accrued  liabilities,  and  long-term  loan.  Cash  is  classified  as held-for-trading,  which  require  the  financial  instrument  to  be  measured  at  fair  value  and  the changes  in  fair  value  are  recorded  in  the  statements  of  operations.  Receivables,  amounts  due from  related  parties  are  classified  as  loans  and  receivables  and  are  measured  at  amortized  cost.

Amount   due   to   related   parties,   long-term   loan,   accounts   payable   &   accrued   liabilities   are

classified as other financial liabilities and are measured at amortized cost.

Risk Management

The  Company's  risk  exposures  and  the  impact  on  the  Company's  financial  instruments  are summarized below:

Credit risk-Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the

Company’s receivables from customers. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management has established a credit policy under which each new customer is analyzed individually for creditworthiness before the

Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, where available, and in some cases bank references. The demographics of the Company’s customer base, including the default risk of the industry and country, in which customers operate, has less of an influence on credit risk.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

Approximately  60%  percent  of  the  Company’s  revenue  in  the   year  is  attributable  to  sales

transactions  with  a  single  customer.  In  addition  the  Company  has  three  other  major  customers

The  Company  does  not  require  collateral  from  its  customers,  in  respect  of  trade  and  other receivables.

As  at  September  30  2010,  there  was  no  past  due  receivable  in  excess  of  90  days.  The  Company has  not  as  yet  established  an  allowance  for  doubtful  accounts.  The  Company  has  no  significant concentration of credit risk arising from customers other than as noted above.

Liquidity risk-Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company has a history of financing its operation through debt or equity financing in the past.  However, the impacts of uncertainty in the current global capital market provide no guarantees that the Company can do so in the future.

Market risk-Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest rate risk-Interest risk is the risk that the fair value of future cash flow will fluctuate as a result of changes in interest rate. The Company’s sensitivity to interest rates is currently immaterial.

Currency risk-The Company's functional currency is the Canadian dollar and major purchases and sales are mostly transacted in Canadian dollars. As a result, the Company is not materially exposed to currency risk.

RISKS AND UNCERTAINITIES

The Company

QMI  Seismic  is  in  the  expansion  phase  with  its  second  generation  product  line.  Phase  one  was not  wireless.  The  expansion  phase  presents  additional  risks  to  any  company  seeking  to  grow.

Many of these risks have not been experienced before.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

Capitalization Risk

It  is  anticipated  that  the  Company  will  require  additional  capital  to  fully  execute  its  long-term business  objectives.  There  can  be  no  assurance  that  it  will  be  able  to  obtain  any  capital  in  the future,  or  that  attempts  to  obtain  capital  in  the  future  will  result  in  terms  that  are  beneficial  to existing investors.

Profitability Risk

Although  QMI  Seismic  will  work  to  become  profitable,  there  can  be  no  assurance  that  factors beyond  its  control,  such  as,  but  not  limited  to,  market  acceptance  of  the  Company’s  flag  ship

products   (Water   Guardian,   Gas   Guardian,   RF   Quake   and   Watch   Dog),   interest   rates,   raw

material prices and the general economic climate.

Management Risk

The  Company’s  success  will  also  depend  largely  on  the  capability  of  its  management.  The management has limited experience in managing the growth of a developing business.

Marketing Risk

The  Company  will  require  the  development  of  both  marketing  and  sales  capability.  Currently,

QMI  Seismic  has  limited  expertise  and  infrastructure  in  this  functional  area.  The  Company expects  to  sell  both  directly  to  the  end  user  and  indirectly  through  the  development  of  strategic partnerships.  No  assurances  can  be  provided  that,  given  the  time,  capital  and  management resources  required  to  do  so,  it  will  be  able  to  successfully develop  a  diverse  marketing  and  sales function.

Key Personnel Risk

The  Company  is  highly  dependent  upon  the  services  of  the  founder  of  its  subsidiary,  QMI  Technologies and the loss  of  whose services  would  adversely affect the achievement of  the Company’s  objectives. The

Company  does   have  an   employment  contract   with   the  founder.  In  addition,   there  are  employment

contracts  with  two  other  key  managers,  however,  there  is  no  guarantee  that  suitably  qualified  personnel will be found at term.

Market Risk

The  market  for  the  Company’s  products  is  a  frontier  market.  As  such,  there  is  little  recognition  in  the  end use  market  for  water  or  seismic  damage.  Further,  the  Company  will  be  very  much  like  a  one  product company  with  Water  Guardian,  as  only  it  has  market  potential  over  the  whole  of  the  United  States.  The three seismic products are geographically restricted to the west coast.

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

Insurance Industry Risk

The  Company’s  marketing  strategy  assumes,  in  part,  that  it  will  be  successful  in  lobbying  insurance companies  and  insurance commissions  to  grant  homeowner  policy discounts  to  policy holders  who  utilize the  Water  Guardian  to  protect  against  losses  due  to  water  damage.  The  company  cannot  say  if  it  will  be successful in gaining any concessions.

External Risks

Given  that  the  Company  is  embarking  in  a  frontier  market,  consumers,  suppliers  and  distributers  must  be educated  before  they  are  aware  enough  of  the  benefits  being  offered  by  the  Company’s  products.  There is no guarantee that the Company will be successful in this task.

Technology Risks

QMI  Seismic’s  success  in  penetrating  the  desired  market  segments  will  also  depend  upon  its ability  to  advance  the  technology  and  functionality  of  its  products.  It  is  also  foreseeable  that other  firms  will  desire  to  enter  the  sector.  The  Company  can  provide  no  assurances  that  these other firms won’t have superior technology or functionality.

Liability Risks

A product liability claim could result in considerable cost and diversion of management’s efforts.

CONTROLS AND PROCEDURES

Our   management,   including   our   Chief   Executive   Officer   and   Chief   Financial   Officer,   has

evaluated   our   internal   control   over   financial   reporting   to   determine   whether   any   changes

occurred  during  the  period  that  have  materially  affected,  or  are  reasonably  likely  to  materially affect, our internal control over financial reporting. During the quarter ended September 30, 2010 there  have  been  no  changes  that  occurred  that  have  materially  affected,  or  are  reasonably  likely to materially affect, our internal control over financial reporting.

Venture  issuers  are  not  required  to  include  representations  relating  to  the  establishment  and maintenance  of  disclosure  controls  and  procedures  (DC&P)  and  internal  control  over  financial

reporting   (ICFR),   as   defined   in   National   Instrument   52-109   Certification   of   Disclosure   in

Issuer’s  Annual  and  Interim  Filings  (“NI  52-109”).  In  particular,  the  Company’s  certifying officers are not making any representations relating to the establishment and maintenance of:

i)

controls  and  other  procedures  designed  to  provide  reasonable  assurance  that  information required  to  be  disclosed  by  the  Company  in  its  annual  filings,  interim  filings  or  other reports  filed  or  submitted  under  securities  legislation  is  recorded,  processed,  summarized and reported within the time periods specified in securities legislation; and

QMI SEISMIC INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010

ii)

a  process  to  provide  reasonable  assurance  regarding  the  reliability  of  financial  reporting and  the  preparation  of  financial  statements  for  external  purposes  in  accordance  with  the

Company’s generally accepted accounting principles.

The  Company’s  certifying  officers  are  responsible  for  ensuring  that  processes  are  in  place  to provide  them  with  sufficient  knowledge  to  support  the  representations  they  make.  Investors should  be  aware  that  inherent  limitations  on  the  ability  of  the  Company’s  certifying  officers  to design  and  implement  on  a  cost  effective  basis  DC&P  and  ICFR  as  defined  in  NI  52-109  may result  in  additional  risks  to  the  quality,  reliability,  transparency  and  timeliness  of  interim  and annual filings  and other reports provided under securities legislation.

OFFICIERS AND DIRECTORS

Navchand Jagpal

President, CEO& Director

Jamie Lewin

CFO

Parmjeet Johal

Director

Raymond Wood

Director

Lucky Janda

Chairman of the Board of Directors

CONTACT ADDRESS

QMI Seismic Inc.

1250 West Hastings Street

Vancouver, BC

V6E 2M4